EXHIBIT (a)(3)



                          BERKSHIRE INCOME REALTY, INC.
                          One Beacon Street, Suite 1500
                           Boston, Massachusetts 02108


                                                January 10, 2003

Dear Krupp Mortgage Fund Investor:

We are writing to tell you about an opportunity to invest in Berkshire Income Realty, Inc., a newly formed company that is controlled by Douglas Krupp, Chairman and Chief Executive Officer of The Berkshire Group, and George Krupp, Vice Chairman of The Berkshire Group.

We are offering you the opportunity to exchange the interests in your Krupp mortgage fund for our shares of 9% Series A Cumulative Redeemable Preferred Stock, which are expected to be listed on the American Stock Exchange under the symbol "BIR." The terms of this exchange offer are described in the enclosed Prospectus.

As anticipated, your Krupp mortgage fund has experienced significant payoffs of its mortgage loan investments. Your mortgage fund is not permitted to reinvest the funds it receives from repayments of its mortgage loan assets, but instead must distribute the net cash proceeds attributable to these repayments to the fund investors. This has resulted in ever-decreasing levels of regular distributions to the fund investors. Berkshire Income Realty expects to be able to offer you predictable and level dividends on its 9% Series A Cumulative Redeemable Preferred Stock.

We are a newly formed company whose objective is to acquire, own, and operate multi-family residential properties. We intend to operate our business to qualify as a real estate investment trust (a "REIT"). By making this offer, we are seeking to provide you with an opportunity to exchange all or part of the interests in your mortgage fund for a preferred security in a newly organized REIT. This preferred security will be issued by us, a company having substantially different assets, objectives, and ownership structure from your mortgage fund. The dividend, liquidation rights and trading liquidity will also be substantially different from those of the interests in your mortgage fund. You will not be required to pay any commissions or transfer fees in connection with the exchange of your mortgage fund investment for our Series A Preferred Stock. If you choose not to participate, you will remain a unitholder in your mortgage fund.

Enclosed you will find a brochure highlighting the terms of this offer, the Prospectus, a Letter of Transmittal, instructions for accepting the offer, and tax guidelines relating to the Substitute Form W-9. Please read the enclosed material carefully. To accept this exchange offer, the Letter of Transmittal must be completed, signed, dated, and returned to us in the enclosed prepaid self-addressed envelope.

Should you have any questions, please contact us at 1-866-33-KRUPP and we will be happy to assist you.

Very truly yours,

BERKSHIRE INCOME REALTY, INC.